UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 2, 2017

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated October 2, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 2, 2017

By:	/s/ David Spivak David Spivak Chief Financial Officer

Exhibit I

Seaspan Corporation Unit 2, 2nd Floor, Bupa Centre 141 Connaught Road West Hong Kong, China

c/o 2600 – 200 Granville Street Vancouver, BC Canada V6C 1S4 Tel: 604-638-2575 Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Public Offering of Senior Notes

Hong Kong, China, October 2, 2017 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that it plans to offer senior unsecured notes due 2027 (the “Notes”) in a registered public offering pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission. Seaspan has also granted the underwriters a 30-day option to purchase additional Notes.

Seaspan intends to use the net proceeds from the offering to repay existing indebtedness and for general corporate purposes. Following the offering, Seaspan intends to file an application to list the Notes on The New York Stock Exchange.

RBC Capital Markets and Stifel will act as joint book-running managers for the offering. FBR, Janney Montgomery Scott and Incapital will act as joint lead managers for the offering. BB&T Capital Markets, Ladenburg Thalmann & Co. Inc., William Blair, CL King and Maxim Group LLC will act as co-managers for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, email: rbcnyfixedincomeprospectus@rbccm.com or telephone: (866) 375-6829, and from Stifel, Nicolaus & Company, Incorporated at One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department, or telephone: 1-855-300-7136, or e-mail: syndprospectus@stifel.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Excluding two 4250 TEU class vessels which are being sold, Seaspan’s managed fleet consists of 110 containerships representing a total capacity of approximately 900,000 TEU, including 6 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2018. Seaspan’s current operating fleet of 88 vessels, excluding the two 4250 TEU classes vessels which are being sold, has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the SEC. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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